UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             For October 28, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  October 28, 2004

Calgary, Alberta, Canada - October 28, 2004

                    PRECISION DRILLING CORPORATION ANNOUNCES
                          RESULTS FOR THE THIRD QUARTER


Precision Drilling Corporation ("Precision" or the "Corporation") today announces its results for the third quarter of 2004. Diluted earnings per share from continuing operations were $0.68 for the quarter ended September 30, 2004 compared to $0.66 in 2003. Revenue and operating earnings both increased by 26% with the acquisition of Reeves Oilfield Services Limited ("Reeves") and the land drilling operations of GlobalSantaFe Corporation contributing significantly to the increase. This improvement was achieved despite a 13% reduction in Canadian drilling activity, which was hampered by the much reported wet weather conditions in western Canada. Although activity levels were lower than the third quarter of 2003, anticipated strong demand for services going into the winter drilling season has provided support for pricing improvements across most of our service lines in Canada.

The increased value of the Canadian dollar relative to the US Dollar had a significant negative impact in the third quarter of 2004, reducing before tax earnings by $6.8 million. Most of the Corporation's international operations are carried on in US dollars and as a result the 6% strengthening of the Canadian dollar versus the US dollar had a two fold impact. First, the Canadian dollar equivalent of our net US dollar denominated monetary asset position declined, leading to a foreign exchange loss being recorded, and second, the Canadian dollar equivalent of US dollar denominated operating cash flow was reduced.

Stock-based compensation expense amounted to $4.9 million ($0.08 per share) in the quarter compared to $1.9 million ($0.04 per share) in the third quarter of 2003.

In September, the Corporation launched a branding campaign focused on its Technology Services segment. This important milestone in the Corporation's technology services development will see all the businesses that currently make up the Technology Services segment combined under one brand, "Precision Energy Services". The segment will have three product lines: Wireline Services, Drilling & Evaluation Services and Production Services.

CONTRACT DRILLING

Contract Drilling revenue increased by 26% in the third quarter compared to the same period in 2003 as a result of the acquisition of 31 internationally based rigs in May 2004 and pricing increases in the Canadian market. These positive factors were mitigated somewhat by lower activity levels in Canada as a result of wet weather conditions hindering the movement and operation of drilling rigs. Western Canada received 23% more rainfall in the third quarter of 2004 than in the third quarter of 2003 contributing to a 13% reduction in well completions.

Operating earnings as a percentage of revenue declined to 25% from 27% in 2003. Improved margins in the Canadian market were more than offset by lower margins realized internationally. Reduced spending by PEMEX, the Mexican National Oil Company, reduced our activity and profitability in that country. In addition, expenses were incurred in connection with the integration of the GlobalSantaFe land drilling business. Foreign exchange fluctuations also contributed to the reduced profitability of the Contract Drilling segment.

The Canadian drilling rig fleet achieved 9,479 operating days for a utilization rate of 46% in the quarter compared to 10,848 operating days and a 52% utilization rate in 2003. The service rig operation was less affected by the wet conditions in western Canada and saw a slight increase in operating hours from 110,447 in 2003 to 112,637 in 2004.

ENERGY SERVICES

Compared to the same period in 2003, revenues in the Energy Services segment increased 31% in the third quarter of 2004. This growth was primarily achieved in international operations. Revenue from Canadian operations remained relatively flat year over year where the impact of adverse weather conditions was offset by the addition of Reeves. The same is true for operating earnings where overall results increased $9.0 million, despite the inclusion of a foreign exchange loss of $3.4 million. The addition of Reeves contributed significantly to the profitability of the Energy Services segment in the quarter. The biggest geographical improvements came from operations in the United States, Latin America and Asia Pacific.

Wireline Services generated the largest increase in results from 2003 levels, with improvements coming from both the core business as well as from the addition of Reeves. Continued capital spending in 2004, to round out LWD and RST service offerings, resulted in increased depreciation charges and a slight decline in operating earnings for Drilling & Evaluation Services. Business levels for this product-line have not yet reached a sustainable threshold where the global fleet is enjoying continuous utilization of assets. The outlook for the balance of the year appears promising as we are experiencing an increase in jobs being awarded for our drilling and evaluation services. The Production Services division experienced mixed performances with some regions achieving excellent results, while others, such as Canada, struggled in adverse business environments. With renewal of a key North Sea contract and the start-up of other international projects before year end we are anticipating a stronger finish to 2004.

In spite of utilization growing pains within our drilling and evaluation business we have been encouraged by the performance of our new RST and LWD tools. Several key customer trials were successfully completed around the world in the third quarter, with both reliability and performance demonstrating top tier industry standards. With respect to Wireline, we have been very encouraged by the addition of Reeves to our existing business. We believe Reeves' unique technology, as well as its cost effective service solutions, will provide exciting opportunities for our formation evaluation business in mature basins.

RENTAL AND PRODUCTION

The Rental and Production segment saw a 9% increase in revenue, with the majority of the increase coming from the industrial plant maintenance business. The Canadian rental business experienced a slight decrease in rental days, however the impact on revenue was more than offset by pricing increases. Operating margins remained relatively consistent year over year in both businesses.


Certain statements contained in this press release, including statements which are related to drivers for improved earnings, customer requests for services and drilling activity and the outlook for the balance of the year for our Energy Services segment, statements which may contain words such as "anticipate", "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the U.S. Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                             THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                               SEPTEMBER 30,                      SEPTEMBER 30,
CDN $000'S, EXCEPT PER SHARE AMOUNTS (UNAUDITED)          2004               2003              2004               2003
--------------------------------------------------------------------------------------------------------------------------
Revenue                                              $    570,047      $     450,942     $    1,645,729     $   1,376,501

Expenses:
    Operating                                             370,784            299,156          1,053,559           927,075
    General and administrative                             48,408             38,166            132,006           104,384
    Depreciation and amortization                          53,888             41,789            145,342           125,472
    Research and engineering                               13,097             13,208             37,279            30,834
    Foreign exchange                                        6,796             (2,335)             1,801            (1,569)
    ----------------------------------------------------------------------------------------------------------------------
                                                          492,973            389,984          1,369,987         1,186,196
--------------------------------------------------------------------------------------------------------------------------

Operating earnings                                         77,074             60,958            275,742           190,305

Interest                                                   13,087              8,540             31,981            26,752
Gain on disposal of investments                            (2,532)            (1,862)            (2,574)           (3,026)
--------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations before
     income taxes and non-controlling interest             66,519             54,280            246,335           166,579
Income taxes:
    Current                                                20,659              4,316             76,154            37,352
    Future                                                  3,770             13,509              5,785            10,758
    ----------------------------------------------------------------------------------------------------------------------
                                                           24,429             17,825             81,939            48,110
--------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations before
     non-controlling interest                              42,090             36,455            164,396           118,469
Non-controlling interest                                    1,056                 --              1,298                --
--------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                        41,034             36,455            163,098           118,469
Discontinued operations, net of tax                         1,673               (690)            (3,877)            9,047
--------------------------------------------------------------------------------------------------------------------------

Net earnings                                               42,707             35,765            159,221           127,516
Retained earnings, beginning of period                    910,793            705,556            794,279           613,805
--------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of period                     $    953,500      $     741,321     $      953,500     $     741,321
==========================================================================================================================

Earnings per share from continuing operations:
    Basic                                            $       0.69      $        0.67     $         2.87     $        2.18
    Diluted                                          $       0.68      $        0.66     $         2.83     $        2.15
==========================================================================================================================
Earnings per share:
    Basic                                            $       0.72      $        0.66     $         2.80     $        2.35
    Diluted                                          $       0.71      $        0.65     $         2.77     $        2.31
==========================================================================================================================

Common shares outstanding (000's)                          60,673             54,639             60,673            54,639
Weighted average shares outstanding (000's)                59,154             54,514             56,844            54,334
Diluted shares outstanding (000's)                         59,908             55,334             57,578            55,226

CONSOLIDATED BALANCE SHEETS

                                                                                 SEPTEMBER 30,         December 31,
CDN $000'S                                                                           2004                  2003
--------------------------------------------------------------------------------------------------------------------
                                                                                 (UNAUDITED)
ASSETS

Current assets:
    Cash                                                                     $          79,422      $         21,370
    Accounts receivable                                                                636,155               539,370
    Inventory                                                                          111,425                95,210
    Assets of discontinued operations                                                       --                30,508
    -----------------------------------------------------------------------------------------------------------------
                                                                                       827,002               686,458

Property, plant and equipment, net of accumulated depreciation                       1,932,174             1,584,954
Intangibles, net of accumulated amortization                                           160,058                65,262
Goodwill                                                                               767,415               527,443
Other assets                                                                            10,096                 8,932
Assets of discontinued operations                                                           --                35,336
---------------------------------------------------------------------------------------------------------------------
                                                                             $       3,696,745      $      2,908,385
=====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                                        $              --      $        147,909
    Accounts payable and accrued liabilities                                           327,101               258,803
    Income taxes payable                                                                25,890                 7,136
    Current portion of long-term debt                                                       --                17,158
    Liabilities of discontinued operations                                                  --                 7,191
    -----------------------------------------------------------------------------------------------------------------
                                                                                       352,991               438,197

Long-term debt                                                                         732,154               399,422
Future income taxes                                                                    359,903               320,599
Future income taxes of discontinued operations                                              --                 1,107
Non-controlling interest                                                                 9,545                 3,771

Shareholders' equity:
    Share capital                                                                    1,265,258               936,744
    Contributed surplus                                                                 21,445                14,266
    Cumulative translation adjustment                                                    1,949                    --
    Retained earnings                                                                  953,500               794,279
    -----------------------------------------------------------------------------------------------------------------
                                                                                     2,242,152             1,745,289

---------------------------------------------------------------------------------------------------------------------
                                                                             $       3,696,745      $      2,908,385
=====================================================================================================================

Common shares outstanding (000's)                                                       60,673                54,846
Common share purchase options outstanding (000's)                                        3,433                 3,393

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                              THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                 SEPTEMBER 30,                       SEPTEMBER 30,
CDN $000'S (UNAUDITED)                                      2004              2003              2004              2003
--------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
     Earnings from continuing operations               $     41,034     $      36,455      $    163,098     $     118,469
     Items not affecting cash:
          Stock-based compensation                            4,934             1,946             8,883             5,872
          Depreciation and amortization                      53,888            41,789           145,342           125,472
          Gain on disposal of investments                    (2,532)           (1,862)           (2,574)           (3,026)
          Future income taxes                                 3,770            13,509             5,785            10,758
          Non-controlling interest                            1,056                --             1,298                --
          Amortization of deferred financing costs              465               321             1,145               965
          Unrealized foreign exchange (gain) loss on
             long-term monetary items                           480              (394)           (2,749)          (14,125)
     ---------------------------------------------------------------------------------------------------------------------

     Funds provided by continuing operations                103,095            91,764           320,228           244,385
     Changes in non-cash working capital balances           (60,639)          (83,491)          (10,874)          (85,143)
--------------------------------------------------------------------------------------------------------------------------
                                                             42,456             8,273           309,354           159,242

Funds provided by (used in) discontinued operations           1,898             1,450               110              (709)

Changes in non-cash working capital balances of
     discontinued operations                                 (5,260)             (849)             (447)              886
--------------------------------------------------------------------------------------------------------------------------
                                                             (3,362)              601              (337)              177


Investments:
    Business acquisitions                                    (1,160)               --          (660,002)           (6,800)
    Purchase of property, plant and equipment               (83,629)          (69,049)         (192,610)         (237,438)
    Purchase of intangibles                                    (314)               --              (314)               --
    Proceeds on sale of property, plant and                  13,371             5,500            24,617            16,646
      equipment
    Proceeds on disposal of investments                       5,829             2,960             5,877            10,580
    Proceeds on disposal of discontinued operations           8,553                --            49,299            67,274
    Investments                                               1,340               144                                (730)
    ----------------------------------------------------------------------------------------------------------------------
                                                            (56,010)          (60,445)         (773,133)         (150,468)
--------------------------------------------------------------------------------------------------------------------------

Financing:
    Increase in long-term debt                                   --            35,980           522,136            80,940
    Repayment of long-term debt                            (161,994)           (4,486)         (173,257)         (145,657)
    Deferred financing costs of long-term debt                 (627)               --            (5,612)               --
    Issuance of common shares on exercise of options         13,584             6,115            50,355            16,264
    Issuance of common shares                               276,455                --           276,455                --
    Change in bank indebtedness                             (71,795)           21,275          (147,909)           40,457
    ----------------------------------------------------------------------------------------------------------------------
                                                             55,623            58,884           522,168            (7,996)

--------------------------------------------------------------------------------------------------------------------------
Increase in cash                                             38,707             7,313            58,052               955
Cash, beginning of period                                    40,715            10,957            21,370            17,315
--------------------------------------------------------------------------------------------------------------------------

Cash, end of period                                    $     79,422     $      18,270      $     79,422     $      18,270
==========================================================================================================================

SEGMENT INFORMATION

CDN $000's (unaudited)                       Contract           Energy      Rental and        Corporate
Three months ended September 30,             Drilling         Services      Production        and Other          Total
-----------------------------------------------------------------------------------------------------------------------
2004
Revenue                                 $     287,721  $       229,246  $       53,080  $            --  $     570,047
Operating earnings (loss)                      71,469            9,245           9,507          (13,147)        77,074
Research and engineering                           --           13,097              --               --         13,097
Depreciation and amortization                  24,474           24,334           3,626            1,454         53,888
Total assets                                1,863,678        1,557,996         177,993           97,078      3,696,745
Goodwill                                      383,041          355,672          28,702               --        767,415
Capital expenditures                           34,551           43,464           2,126            3,802         83,943
-----------------------------------------------------------------------------------------------------------------------

2003
Revenue                                 $     227,490  $       174,593  $       48,859  $            --  $     450,942
Operating earnings (loss)                      62,011              275           9,175          (10,503)        60,958
Research and engineering                           --           13,208              --               --         13,208
Depreciation and amortization                  19,961           17,558           3,072            1,198         41,789
Total assets                                1,342,054        1,260,539         174,117           82,980      2,859,690
Goodwill                                      257,531          241,340          28,572               --        527,443
Capital expenditures                           32,798           27,609           2,269            6,373         69,049
-----------------------------------------------------------------------------------------------------------------------


CDN $000's (unaudited)                       Contract           Energy      Rental and        Corporate
Nine months ended September 30,              Drilling         Services      Production        and Other          Total
-----------------------------------------------------------------------------------------------------------------------
2004
Revenue                                 $     857,711  $       627,890  $      160,128  $            --  $   1,645,729
Operating earnings (loss)                     261,396           21,886          28,861          (36,401)       275,742
Research and engineering                           --           37,279              --               --         37,279
Depreciation and amortization                  63,565           67,528          10,199            4,050        145,342
Total assets                                1,863,678        1,557,996         177,993           97,078      3,696,745
Goodwill                                      383,041          355,672          28,702               --        767,415
Capital expenditures*                          74,086           92,901          11,611           14,326        192,924
-----------------------------------------------------------------------------------------------------------------------

2003
Revenue                                 $     701,884  $       512,305  $      162,312  $            --  $   1,376,501
Operating earnings (loss)                     185,834              173          31,636          (27,338)       190,305
Research and engineering                           --           30,834              --               --         30,834
Depreciation and amortization                  58,234           54,307           9,364            3,567        125,472
Total assets                                1,342,054        1,260,539         174,117           82,980      2,859,690
Goodwill                                      257,531          241,340          28,572               --        527,443
Capital expenditures*                          62,794          148,817           9,463           16,364        237,438
-----------------------------------------------------------------------------------------------------------------------

*EXCLUDES BUSINESS ACQUISITIONS

CANADIAN DRILLING OPERATING STATISTICS

                                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                                              2004                                2003
                                              ----------------------------------------------------------------------
                                                                         Market                              Market
                                               Precision   Industry*    Share %   Precision    Industry*    Share %
                                              ----------------------------------------------------------------------
Number of drilling rigs                              226         686       32.9         224          654       34.3
Number of operating days (spud to release)        29,526      92,896       31.8      31,094       91,830       33.9
Wells drilled                                      5,644      15,981       35.3       6,128       15,137       40.5
Average days per well                                5.2         5.8                    5.1          6.1
Metres drilled (000's)                             5,905      16,901       34.9       6,265       15,899       39.4
Average metres/day                                   200         182                    201          173
Average metres/well                                1,046       1,058                  1,022        1,050
Rig utilization rate (%)                            47.8        49.8                   50.6         51.7

* Excludes non-CAODC rigs.


A conference call to review the third quarter 2004 results has been scheduled for 12:00 noon MST on Thursday, October 28, 2004. The conference call dial-in number is 1-800-814-4857.

A live webcast will be accessible at www.precisiondrilling.com by selecting Investor Relations.

Precision Drilling Corporation (TSX: PD and PD.U; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and corporate subsidiary offices in Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.